POINTS INTERNATIONAL LTD.
ANNUAL MEETING OF SHAREHOLDERS
MAY 10, 2018

Report on Voting Results

Following the Annual Meeting of Shareholders of Points International Ltd. (the “Corporation”) held on May 10, 2018 (the “Meeting”) the following voting results were obtained at the Meeting:

Items Voted Upon		Voting Result
1.	Election of Directors.		Number of Shares
			For	Number of Shares Withheld
		David Adams	6,339,158	526,032
		Christopher Barnard	6,342,167	523,023
		Michael Beckerman	6,311,287	553,903
		Bernay Box	6,632,662	232,528
		Douglas Carty	6,339,506	525,684
		Bruce Croxon	6,313,771	551,419
		Charles Gillman	6,647,591	217,599
		Robert MacLean	6,339,842	525,348
		John Thompson	6,309,346	555,844
2.	Appointment of KPMG LLP as Auditors of the Corporation.	Number of Shares For Number of Shares Withheld

		9,791,872	664,987

All resolutions put to the annual meeting of shareholders held on May 10, 2017 were passed. As a vote for the appointment of the auditors was taken by a show of hands, the number of votes disclosed reflects only those proxies received by management in advance of the meeting.

(s) Charles Whitburn
Vice President & General Counsel
Points International Ltd.